Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Welcomes Marc Jasmin as Senior Director,
Investor Relations and Communications

Dartmouth, Nova Scotia; Dec. 5, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that Marc Jasmin has joined the Company in the newly created role of Senior Director, Investor Relations and Communications.

For the last 15 years, Mr. Jasmin has served in a broad range of investor and communications-focused positions. His experience includes overseeing the investor relations department of Cascades (CAS/TSX) and serving as Director, Investor Relations, of Boralex (BLX/TSX), the latter of which has a market cap over $1.5B CAD and is a leader in Canada and France in the renewable energy space. Under his leadership, both Cascades and Boralex were nominated as best overall investor relations, or investor relations officer, in applicable categories. Prior to these positions, Mr. Jasmin spent seven years in various financial and investor-focused roles, ranging from financial advisor for a large Canadian brokerage firm to an institutional salesperson.

Pierre Labbé, Chief Financial Officer at IMV, stated, “Marc’s deep understanding of the financial markets, strong interpersonal skills, and successful track record in investor relations will be key as we continue to raise awareness about IMV within the financial community. The leadership team at IMV is looking forward to working with Marc to continue to create and sustain long-term shareholder value and, ultimately, better options for patients and clinicians who remain underserved in today’s cancer treatment landscape.”

Mr. Jasmin earned his BAA and Certificate of Accounting from the University of Montreal. He is a member of the Quebec Order of Chartered Professional Accountants (CPA, CMA).

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, CPA, CMA, Senior Director, Investor Relations and Communications
T: (902) 492-1819
M:(514) 617-8481 E: mjasmin@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com